CUSTOM BRANDED NETWORKS, INC.
                                   821 E. 29th
                        North Vancouver, British Columbia
                                 Canada V7K 1B6


November  24,  2004

THE  UNITED  STATES  SECURITIES
AND  EXCHANGE  COMMISSION
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0405

     Re:  Preliminary Information Statement on Schedule 14A
          File No. 0-28543
          Filed November 1, 2004

To Whom It May Concern:

This letter will acknowledge that we have received and responded to comments from the staff of the United States Securities and Exchange Commission about the above referenced filing and that in connection with the filing the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul G. Carter
Paul  G.  Carter
President